Whitestone REIT Highlights Long-Term Goals and Issues Open Letter to Shareholders

Files Investor Presentation Outlining 2023 Financial Targets and Long-Term Growth Strategy

HOUSTON, February 12, 2018 - Whitestone REIT (NYSE: WSR) (“Whitestone” or the “Company”), a real estate investment trust that acquires, owns and operates Community Centered PropertiesTM, announced today that it has issued an open letter to shareholders and published on its website an investor presentation outlining its long-term financial goals and growth strategy.

The Board of Trustees has approved Whitestone’s long-term plan to realize, among others, the following goals over the next five years:

•	Targeting reduced leverage, including a Net Debt-to-Adjusted EBITDA ratio range of 6 to 7 times; and

•	Targeting an improved general and administrative expense-to-revenue ratio range of 8 to 10 percent by scaling its operating infrastructure over a larger base of revenue and assets.

“As we adapt to the evolving retail environment and develop e-commerce resistant retail centers, we are producing industry-leading growth rates, maintaining our strong cash flow, cultivating valuable relationships with tenants, and investing in future leaders to support additional growth,” said James Mastandrea, Chairman and CEO of Whitestone REIT. “I am proud of all we have accomplished and am confident that our investments in our properties and people provide us with the ability to achieve our 2023 growth objectives and financial goals.”

The investor presentation is available at the Company’s website at:

http://ir.whitestonereit.com/presentations.aspx?iid=4087483

The full text of the letter to shareholders is below.

Dear Whitestone Shareholders:

2017 marked another year of strong performance. During the year, we distributed over $40 million in dividends and ranked #1 in total shareholder return among the 17 U.S. Public Shopping Center REITs (1). Through the date of this letter, we continue to rank #1 of 17, #2 of 17, and #4 of 15 in total shareholder return for the one-year, three-year and five-year periods (2), respectively. We believe that our high-quality properties, simple capital structure, forward-thinking strategy, and well-aligned business model and infrastructure will allow us to continue to grow profitably and add long-term shareholder value. Today, I am pleased to announce that our Board of Trustees has approved new long-term goals for our Company, each of which we intend to achieve over the next five years.

Whitestone’s Unique Value Proposition

At the center of Whitestone’s success is our entrepreneurial culture, built on our differentiated strategy that focuses on neighborhood necessities and service-based retail properties. The dominance of Amazon and other e-commerce providers in the retail industry has negatively impacted the retail real estate segment of the REIT industry. This has created a major void in communities to meet and fill neighborhood consumer needs for local necessities and services.

Our long-term strategy is to become a leading provider of these services within the fastest growing cities in business-friendly states by acquiring, developing, redeveloping and operating Community Centered PropertiesTM in neighborhoods with high household incomes leading to higher consumer spending. We research consumer behavior, understand the needs of the surrounding community, determine which services and necessities are missing, acquire unique properties in the respective communities, find entrepreneurial tenants to meet the local needs, and provide our infrastructure of people and processes to ensure the shopping center and its tenants are successful. During this age of digital disruption, we focus on the shared needs of the surrounding neighborhood, such as specialty retail, grocery, restaurants and medical, educational and financial services. We believe that this approach will allow us to maximize potential property income and stability, and increase shareholder value.

We strive to strategically optimize the tenant mix of each of our community-centered properties and create a “go-to” place for connection, with a high frequency of visits from consumers in the surrounding neighborhoods. We believe that our approach drives increased cash flow with additional upside to grow occupancies, rents, and overall square footage, while limiting our downside from the restrictive leases of tenants that typically occupy big boxes. This approach also minimizes the capital costs that many owners of retail properties will incur over the next several years to downsize or re-purpose these “big boxes.” Our innovative approach and investment in our properties will enable us to provide an attractive return to our shareholders in the form of dividends and ultimately share price appreciation.

Further Differentiated by Diversity

As we continue to develop new approaches to maximize the income extracted from Whitestone’s real estate assets, we recognize that diversity has long been a key component of our success. Our associates include native speakers of 31 different languages and dialects and our properties serve a diverse mix of communities. The Company's multi-cultural, multi-lingual team of associates has been instrumental in attracting outstanding local tenants - now in excess of 1,600 - enabling us to meet the needs of vibrant, rapidly growing neighborhoods in our target markets.

Whitestone’s commitment to diversity is also now proudly reflected in our Board of Trustees. During the past year, the Board appointed three new independent Trustees - Nandita Berry, Najeeb Khan and David Taylor. They bring extensive strategic planning and government leadership, technology and human resources expertise, and corporate legal experience, respectively, to complement the Board’s existing leadership and real estate capabilities.

Our culture and philosophy have also prepared us well for potential challenges. We offer specialized training and education programs for our associates, while meeting our obligations and responsibilities to our various stakeholders. For example, our environmental commitments address climate change in several ways, including re-tenanting space with LED lighting, energy efficient equipment, and air filtration systems.

Looking to 2018 and beyond, we are energized by the opportunity ahead to continue developing a truly world class company, creating long-term value for our shareholders, providing employment and career opportunities for our associates, and being a positive influence in the communities in which we operate.

Clearly Defined Long-Term Objectives

As previously mentioned, our Board recently adopted Whitestone’s new long-term goals. Our 2023 goals include:

•	Targeting reduced leverage, including a Net Debt to Adjusted EBITDA ratio range of 6 to 7 times; and

•	Targeting an improved general and administrative expense-to-revenue ratio range of 8 to 10 percent by scaling our operating infrastructure over a larger base of revenue and assets.

Additional Goals

We will also continue to be good stewards of our capital - carefully balancing priorities that will fuel our growth and scale our operating infrastructure to continue to:

•	Increase market presence in our existing markets in the Sunbelt states, including: Houston, Dallas-Ft. Worth, Austin, San Antonio, and Phoenix-Scottsdale;

•	Produce industry-leading growth rates in our financial and operating metrics;

•	Grow our cash flow targeting an improving dividend payout ratio;

•	Cultivate valuable, long-term relationships with our shareholders, stakeholders, and tenants; and

•	Train future leaders and managers through our Real Estate Executive Development program to support additional growth.

On behalf of the Board and management team, I would like to express our gratitude for your continued investment. We look forward to an outstanding 2018 and beyond.

Sincerely,

James C. Mastandrea
Chairman and CEO

About Whitestone REIT

Whitestone is a pure-play community-centered retail REIT that acquires, owns, manages, develops and redevelops high quality “e-commerce resistant” neighborhood, community and lifestyle retail centers principally located in the largest, fastest-growing and most affluent markets in the Sunbelt. Whitestone’s optimal mix of national, regional and local tenants provides daily necessities, needed services and entertainment to the community, which are not readily available on the internet. Whitestone’s properties are primarily located in business-friendly Phoenix, Austin, Dallas-Fort Worth, Houston and San Antonio, which are among the fastest growing U.S. population centers with highly educated workforces, high household incomes and strong job growth.  As of February 8, 2018, Whitestone's total shareholder return ranks #1 of 17, #23 of 17, and #4 of 15, of the U.S. public shopping center REITs for the one-year, three-year, and five-year periods, respectively (2).  Visit www.whitestonereit.com for additional information.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends for all such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such information is subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by the Company's use of forward-looking terminology, such as “may,” “will,” “plan,” “expect,” “intend,” “anticipate,” “believe,” “continue,” “goals” or similar words or phrases that are predictions of future events or trends and which do not relate solely to historical matters.

The following are some of the factors that could cause the Company's actual results and its expectations to differ materially from those described in the Company's forward-looking statements: the Company's ability to meet its long-term goals, its assumptions regarding its earnings guidance, including its ability to execute effectively its acquisition and disposition strategy, to continue to execute its development pipeline on schedule and at the expected costs, and its ability to grow its NOI as expected, which could be impacted by a number of factors, including, among other things, its ability to continue to renew leases or re-let space on attractive terms and to otherwise address its leasing rollover; its ability to successfully identify, finance and consummate suitable acquisitions, and the impact of such acquisitions, including financing developments, capitalization rates and internal rate of return; the Company’s ability to reduce or otherwise effectively manage its general and administrative expenses; the Company’s ability to fund from cash flows or otherwise distributions to its shareholders at current rates or at all; current adverse market and economic conditions; lease terminations or lease defaults; the impact of competition on the Company's efforts to renew existing leases; changes in the economies and other conditions of the specific markets in which the Company operates; economic and regulatory changes; the success of the Company's real estate strategies and investment objectives; the Company's ability to continue to qualify as a REIT under the Internal Revenue Code; and other factors detailed in the Company's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents the Company files with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company cannot guarantee the accuracy of any such forward-looking statements contained in this press release, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information

Whitestone REIT, its trustees and certain of its executive officers and Innisfree M&A Incorporated on their behalf may be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the Company’s 2018 Annual Meeting. The Company intends to file a proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from Company shareholders. COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of the Company’s trustees and executive officers in Company common shares and other securities is included in their SEC filings on Forms 3, 4, and 5, which can be found through the Company’s website (www.whitestonereit.com) in the section “Investor Relations” or through the SEC’s website at www.sec.gov. Information can also be found in the Company’s other SEC filings, including the Company’s Annual Report on Form 10-K. More detailed and updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the Company’s 2018 Annual Meeting. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Company’s website at www.whitestonereit.com.

Whitestone REIT Contacts:

Investors Contact:

Kevin Reed, Director of Investor Relations
Whitestone REIT
(713) 435-2219
ir@whitestonereit.com

Arthur Crozier/Larry Miller
Innisfree M&A Incorporated
(212) 750-5833

Media Contact:
Joele Frank, Wilkinson Brimmer Katcher
Andrew Siegel
(212) 355-4449
Or
Amy Feng
(415) 869-3950

1 Whitestone REIT total shareholder return as compared to its peers according to the SNL Public REIT Market Data based on closing prices on December 29, 2017. Peers consist of Regency Centers Corp., Cedar Realty Trust Inc., Retail Opportunity Investments, Weingarten Realty Investors, Saul Centers Inc., Urban Edge Properties, Federal Realty Investment, Urstadt Biddle Properties Inc., Ramco-Gershenson Properties, Retail Properties of America, Kite Realty Group Trust, Acadia Realty Trust, Wheeler REIT Inc., Brixmor Property Group Inc., Kimco Realty Corp., and DDR Corp.

2 Whitestone REIT total shareholder return as compared to its peers according to the SNL Public REIT Market Data based on closing prices on February 8, 2018. Peers consist of all companies listed in footnote 1, except for the one-year and three-year periods. Urban Edge Properties and Brixmor Property Group are not included in the five-year period because they were not listed as of the beginning of the five-year period.